                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                  4587424-aa-1
                                  4587424-ab-9
                                  4587424-ac-7
                                  4587424-ad-5
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             ALLAN R. WILLIAMS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                               NEW YORK, NY 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

================================================================================

     Transaction Valuation*              AMOUNT OF FILING FEE
          $12,690,667                         $2,538.13

================================================================================

     * Estimated for the Purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $38,072,000 aggregate principal amount of 7% Convertible Subordinated Notes (the "Subordinated Notes") of
                                                       ------------------
     Interliant, Inc., ("Interliant") for a combination of (i) cash, (ii) 10%
                         ----------
     Convertible Senior Notes issued by Interliant (the "Senior Notes"), and
                                                         ------------
     (iii) Warrants to purchase common stock, par value $0.01 per share, of Interliant (the "Warrants"). Interliant intends to issue up to $10,279,440
                      --------
     aggregate principal amount of Senior Notes, Warrants to purchase up to an aggregate of 2,569,860 shares of common stock and pay up to an aggregate of $2,665,040 in cash in exchange for the Subordinated Notes. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50/th/ of one percent the transaction value. The aggregate principal amount of the Subordinated Notes sought for exchange is $38,072,000. Under Rule 0-11(a)(4), because there is no market for the Subordinated Notes and because Interliant has an accumulated capital deficit (as of September 30, 2001, this deficit was approximately $147.4 million), only one third of such amount, or $12,690,667, is considered to be the transaction value for purpose of calculating the filing fees.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
          Amount previously paid: ________________________________________
          Filing party: __________________________________________________
          Form or registration No.: ______________________________________
          Date filed: ____________________________________________________

[_] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  Third-party tender offer subject to Rule 14D-1.
[X]  Issuer tender offer subject to Rule 13E-4.
[_]  Going-private transaction subject to Rule 13E-3.
[_]  Amendment to Schedule 13D under Rule 13D-2.
[_] Check the box if the filing is a final amendment reporting the results of a tender offer.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (this "Statement") is being
                                                           ---------
filed by Interliant, Inc., a Delaware corporation ("Interliant"), pursuant to
                                                    ----------
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange
                                                                       --------
Act"), in connection with its offer to exchange up to $38,072,000 aggregate
---
principal amount of 7% Convertible Subordinated Notes due 2005 of Interliant (the "Subordinated Notes"), or such lesser principal amount as is properly
      ------------------
tendered and not withdrawn, for cash, 10% Convertible Senior Notes due 2006 of Interliant (the "Senior Notes") and warrants to purchase shares of common stock,
                 ------------
par value $.01 per share, of Interliant (the "Warrants") upon the terms and
                                              --------
subject to the conditions set forth in the Offering Circular, dated November 9, 2001 (the "Offering Circular"), a copy of which is attached hereto as Exhibit
           -----------------                                          -------
(a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached
---------
hereto as Exhibit (a)(1)(ii) (which, as they may be amended or supplemented from
          ------------------
time to time, together constitute the "Exchange Offer").
                                       --------------

       The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 1.   SUMMARY TERM SHEET.

       The information set forth in the Offering Circular under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

     (a) The subject company and issuer of the securities subject to the Exchange Offer is Interliant, Inc., a Delaware corporation located at 2 Manhattanville Road, Purchase, New York 10577. Its telephone number is 914-640-9000.

     (b) The subject class of equity securities is the 7% Convertible Subordinated Notes due 2005 of Interliant. As of the date of this Statement, there were outstanding $164,825,000 aggregate principal amount of the Subordinated Notes.

     (c) The Subordinated Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Subordinated Notes. However, there is no established trading market for these Subordinated Notes, other than through these limited or sporadic quotations.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          The principal executive offices of the filing person, Interliant, Inc., which is also the subject company, are located at 2 Manhattanville Road, Purchase, New York 10577. Its telephone number is 914-640-9000.

          Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are the directors and/or executive officers and/or controlling persons of Interliant:

               Leonard J. Fassler       Co-Chairman of the Board, Director

               Bradley A. Feld          Co-Chairman of the Board, Director

               Bruce Graham             President, Chief Executive Officer,
                                        Director

               Francis J. Alfano        Chief Financial Officer

               Steven R. Munroe         Chief Operating Officer

               Bruce S. Klein           Senior Vice President, General Counsel
                                        and Secretary

               Frank Lincks             Senior Vice President, Finance and
                                        Accounting

               Dave Link                Senior Vice President, National Sales

               Rudolph Ventresca        Senior Vice President, Professional
                                        Services

               Kim Crane                Vice President, Marketing

               Thomas C. Dircks         Director

               Jay M. Gates             Director

               Merril M. Halpern        Director

               Charles R. Lax           Director

               Stephen W. Maggs         Director

               Patricia A.M. Riley      Director

               Howard S. Diamond        Director

               Charlie Feld             Director

               David M. Walke           Director

The address of each director and/or executive officer listed above is c/o Interliant, Inc., 2 Manhattanville Road, Purchase, New York 10577, and each such person's telephone number is 914-640-9000.

               Web Hosting Organization LLC                c/o Charterhouse Group International, Inc., 535 Madison Avenue, New
                                                           York, NY 10022

               Charterhouse Group International, Inc,      535 Madison Avenue, New York, NY 10022

               Softbank Technology Ventures VI, LLC        c/o Softbank Venture Capital, 200 West Evelyn Avenue, Suite 200,
                                                           Mountain View, CA 94043

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections of the Offering Circular captioned "The Exchange Offer," "Description of Senior Notes," "Comparison of Subordinated Notes and Senior Notes," "Description of the Warrants" and "Description of Capital Stock" is incorporated herein by reference.

     (b) None of the subject securities are to be purchased from any officer, director, or affiliate of Interliant.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

     (a) The information set forth in the section of the Offering Circular captioned "Agreements Relating to Interliant Securities" is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the section of the Offering Circular captioned "Summary Term Sheet - Why is Interliant Making the Exchange Offer?" is incorporated herein by reference.

     (b) The securities acquired pursuant to the Exchange Offer will be cancelled and retired.

     (c)  (1)  None.

          (2) We are in active discussions for the sale of two non-core business units for expected aggregate proceeds of not more than $10 million, which upon closing, should provide us with sufficient cash to continue our operations through July 31, 2002. However, there can be no assurances that we will close either or both of those sales, and even if we do close those sales, that the cash proceeds will be sufficient to continue our operations beyond July 31, 2002.

          (3) The information set forth in the sections of the Offering Circular captioned "Capitalization", "Agreements Relating to Interliant Securities - Recapitalization and Exchange Agreement" and "Agreements Relating to Interliant Securities - 8% Convertible Subordinated Notes and Registration Rights Agreement dated April 16, 2001" is incorporated herein by reference. See also, Item 6(c)(10) below.

          (4)  None.

          (5) The information set forth in the section of the Offering Circular captioned "Business" is incorporated herein by reference.

          (6) The information set forth in the Offering Circular captioned "Risk Factors - You may not be able to sell the common stock issuable upon the conversion of the Senior Notes or the exercise of the Warrants when you want and, if you do, you may not be able to receive the price you want" is incorporated herein by reference.

          (7)  None.

          (8)  None.

          (9)  None.

          (10) Interliant intends to amend its charter to increase the authorized number of shares of common stock to 250,000,000 shares.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The maximum amount of funds and other consideration required by Interliant to consummate the Exchange Offer is approximately $4,665,040 million in cash (including $2 million as estimated expenses), $10,279,440 aggregate principal amount of Senior Notes and Warrants to purchase an aggregate of 2,569,860 shares of common stock of Interliant. In addition, on October 19, 2001, Interliant entered into a binding Recapitalization and Exchange Agreement with eight holders of $126,753,000 aggregate principal amount of Subordinated Notes which provides for the exchange of the Subordinated Notes held by such holders for an aggregate of $8,872,711 in cash, an aggregate of $34,223,311 principal amount of Senior Notes and warrants to purchase an aggregate of 8,555,826 shares of common stock of Interliant. The closing of the Recapitalization and Exchange Agreement is conditioned upon the consummation of the Exchange Offer, although the parties may waive that condition.

          Interliant expects to obtain the cash required to consummate the Exchange Offer and the Recapitalization and Exchange Agreement from current cash reserves. The non-cash consideration issueable pursuant to the Exchange Offer and the Recapitalization and Exchange Agreement consists of newly issued Warrants to purchase shares of Interliant common stock and newly issued Senior Notes, to be issued pursuant to an indenture by and between Interliant and The Chase Manhattan Bank, as trustee. The Warrants and the Senior Notes will be issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities
                                                                  ----------
          Act"), in the case of
          ---
          the Exchange Offer, and by Section 4(2) of the Securities Act in the case of the Recapitalization and Exchange Agreement.

     (b) Interliant will not consummate the exchange contemplated by the Exchange Offer unless (i) Interliant obtains shareholder approval for the issuance of the Senior Notes and Warrants to be issued pursuant to the Exchange Offer and pursuant to the Recapitalization and Exchange Agreement, as required by Nasdaq rules, or obtains a waiver of this requirement, and (ii) a minimum of $13,186,000 principal amount of Subordinated Notes have been validly tendered and not withdrawn prior to the expiration of the Exchange Offer.

     (d) Interliant will not borrow funds or consideration, either directly or indirectly, for the purpose of this transaction.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  None.

     (b) On October 19, 2001, Interliant entered into a binding Recapitalization and Exchange Agreement with eight holders of $126,753,000 aggregate principal amount of Subordinated Notes, providing for the exchange of the Subordinated Notes held by such holders for an aggregate of $8,872,711 in cash, an aggregate of $34,223,311 principal amount of Senior Notes and warrants to purchase an aggregate of 8,555,826 shares of common stock of Interliant. The closing of the Recapitalization and Exchange Agreement is conditioned upon the consummation of the Exchange Offer, although the parties may waive that condition.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the section of the Offering Circular captioned "The Exchange Offer - Solicitation" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The following financial statements and financial information are incorporated herein by reference:

          (1) The audited consolidated financial statements of Interliant, Inc. set forth in Interliant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

          (2) The unaudited condensed consolidated financial statements of Interliant, Inc. set forth in Interliant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;

          (3) The information set forth in the section of the Offering Circular captioned "Selected Historical Financial Data"; and

          (4) The unaudited condensed consolidated financial statements of Interliant, Inc. set forth in Interliant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001.

               Copies of the financial statements incorporated herein by reference pursuant to clauses (1), (2) and (4) of this paragraph 10(a) can be obtained as provided in the section of the Offering Circular captioned "Where You Can Find More Information."

     (b) The information set forth in the section of the Offering Circular captioned "Unaudited Pro Forma Condensed Consolidated Financial Statements" is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

          (1) The information set forth in the section of the Offering Circular captioned "Agreements Related to Interliant's Securities - related party transactions; employee compensation agreements" is incorporated herein by reference.

     (2) Interliant is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the Senior Notes will be issued. Interliant is required to satisfy the requirements of Nasdaq rules as set forth in Item 7(b), above.

     (3)  None.

     (4)  None.

     (5)  None.

(b) The information set forth in the section of the Offering Circular captioned "Legal Proceedings" is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a) The following disclosure materials will be furnished to security holders by or on behalf of filing person:

     (1)  Tender Offer Materials:

          i.   Offering Circular dated November 9, 2001.*

          ii.  Letter of Transmittal dated November 9, 2001.*

          iii. Letter to Clients dated November 9, 2001.*

          iv.  Letter to Broker-Dealers dated November 9, 2001. *

          v.   Notice of Guaranteed Delivery dated November 9, 2001.*

          vi. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (2)  None.

     (3)  None.

     (4)  None.

     (5)  Other disclosure materials.

          i.   Interliant's Annual Report on Form 10-K filed April 17, 2001.

          ii. Interliant's Amendments to Annual Report on Form 10-K/A filed April 30, 2001.

          iii. Interliant's Quarterly Report on Form 10-Q filed August 14, 2001.

          iv. Interliant's Definitive Proxy Statement on Schedule 14A filed June 18, 2001.

          v. Interliant's Current Reports on Form 8-K filed on April 4, April 20, April 27, July 30, August 6, September 19, October 25, October 30 and November 2, 2001.

(b)  None.

(d)

          (1) Registration Rights Agreement, dated as of December 8, 1997, by and between Sage Networks, Inc. (now known as Interliant, Inc.) and Web Hosting Organization LLC. (1)

          (2) Stock Purchase Agreement among B.N. Technology, Inc., Bernd Neumann, Annedore Sommer and Sage Networks, Inc. dated August 31, 1998. (2)

          (3) Employment Agreement by and between Sage Networks, Inc. and Leonard J. Fassler, dated January 1, 1999. (3)

          (4) Consulting Agreement by and between Sage Networks, Inc. and Intensity Ventures, Inc. dated January 1, 1999. (3)

          (5) Securities Purchase Agreement, between Sage Networks, Inc., Softbank Technology Ventures IV, L.P. and Softbank Technology Advisors Funds, L.P. dated as of January 28, 1999. (1)

          (6) Investors' Agreement, dated as of January 28, 1999, by and among Sage Networks, Inc., Softbank Technology Ventures IV, L.P., Softbank Technology Advisors Funds, L.P., and Web Hosting Organization LLC. (1)

          (7) Form of Non-qualified Stock Option Award Agreement, dated March 10, 1999, between Sage Networks and the Optionee as referred to therein. (4)

          (8) Agreement and Plan of Merger among The Jacobson Group, Inc., the Shareholders referred to therein, Jacobson Acquisition Corp. and Interliant, Inc. dated December 21, 1999.*

          (9) Piggyback Registration Rights Agreement, dated January 27, 2000, by and among Interliant and the parties signatory thereto. (5)

          (10) Indenture, dated February 16, 2000, by and between Interliant and The Chase Manhattan Bank, as trustee, with respect to the 7% Convertible Subordinated Notes due 2005. (5)

          (11) Registration Rights Agreement, dated February 16, 2000, between Interliant and Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., Donaldson, Lufkin & Jenrette Securities Corporation and C.E. Unterberg, Towbin, as initial purchasers. (5)

          (12) Indenture, dated February 16, 2000, by and between Interliant and The Chase Manhattan Bank, as trustee, with respect to the 7% Convertible Subordinated Notes due 2005. (5)

          (13) Registration Rights Agreement, dated March 10, 2000, between Interliant and the Microsoft Corporation. (5)

          (14) 1998 Stock Option Plan, Amended and Restated as of June 6, 2000, of Interliant. (6)

          (15) Employee Stock Purchase Plan of Interliant. (7)

          (16) Agreement and Plan of Merger among Interactive Software, Inc., the Shareholders referred to therein, Interliant Texas, Inc. and Interliant, Inc. dated July 27, 2000. *

          (17) Stock Purchase Agreement among Milestone Services, Inc., the Shareholders referred to therein, Interliant Texas, Inc. and Interliant, Inc. dated July 27, 2000. *

          (18) Common Stock Purchase Warrant, dated as of August 10, 2000, between Interliant and the Feld Co-Investment Partnership L.P.
               (8)

          (19) Engagement Letter, dated August 10, 2000, between Interliant, Inc. and The Feld Group, Inc. (8)

          (20) Securities Purchase Agreement, dated as of April 16, 2001, between Interliant and Charterhouse Equity Partners III, L.P., Softbank Technology Ventures IV L.P. and their respective affiliates. (9)

          (21) Stock Purchase Agreement, dated April 16, 2001, between Interliant and EYT, Inc. (9)

          (22) Registration Rights Agreement, dated as of April 16, 2001, between Interliant and the Investors as referred to therein. (9)

          (23) Non-Qualified Stock Option Agreement, dated May 22, 2001, between Interliant and The Feld Group, Inc. *

          (24) Amended Engagement Agreement, dated May 22, 2001, between The Feld Group, Inc. and Interliant, Inc. (10)

          (25) Amendment to Employment Agreement, dated May 22, 2001, between Leonard J. Fassler and Interliant, Inc. (10)

          (26) Amendment to Consulting Agreement, dated May 22, 2001, between Intensity Ventures, Inc. and Interliant, Inc. (10)

          (27) Recapitalization and Exchange Agreement, dated October 19, 2001, between Interliant and the holders referred to therein. (11)

          (28) Settlement and Release Agreement by and between Interliant Texas, Inc., Interliant, Inc. and the Shareholders referred to therein dated November 1, 2001. *

          (29) Settlement and Release Agreement by and between Interliant Texas, Inc., Interliant, Inc. and the Shareholders referred to therein dated November 1, 2001. *

          (30) Indenture, to be dated December 15, 2001, to be entered into by and between Interliant and The Chase Manhattan Bank, as trustee, with respect to the 10% Convertible Senior Notes due 2006.*

          (31) Registration Rights Agreement, to be dated December 15, 2001, to be entered into between Interliant and the holders referred to therein.*

          (32) Warrant Agreement, to be dated December 15, 2001, to be entered into between Interliant and The Chase Manhattan Bank, as warrant agent.*

     (g)  None.

     (h)  None.

______________
*  Filed herewith.

(1) Incorporated by reference to Exhibit 4.4, 4.3 and 4.2, respectively, of Interliant's Registration Statement on Form S-1 filed March 15, 1999.

(2) Incorporated by reference to Exhibit 2.4 of Interliant's Registration Statement on Form S-1 filed March 12, 1999.

(3) Incorporated by reference to Exhibit 10.11 and 10.12, respectively, of Interliant's Amendment No.1 to Form S-1 on Form S-1/A filed April 30, 1999.

(4) Incorporated by reference to Exhibit 10.10 of Interliant's Registration Statement on Form S-1 filed March 15, 1999.

(5) Incorporated by reference to Exhibits 4.7, 4.8, 4.9, 4.10 and 4.11, respectively, of Interliant's Registration Statement on Form S-1 filed May 16, 2000.

(6) Incorporated by reference to Appendix B of Interliant's Definitive Proxy Statement on Schedule 14A filed June 18, 2001.

(7) Incorporated by reference to Exhibit 10.40 of Interliant's Amendment No. 1 to Form S-1 on Form S-1/A filed June 29, 2000.

(8) Incorporated by reference to Exhibits 10.52 and 10.53, respectively, of Interliant's Quarterly Report on Form 10-Q filed November 13, 2000.

(9) Incorporated by reference to Exhibits 10.40, 10.41 and 10.42, respectively, to Interliant's Current Report on Form 8-K filed April 20, 2001.

(10) Incorporated by reference to Exhibits 10.48, 10.49 and 10.50, respectively, to Interliant's Current Report on Form 8-K filed August 14, 2001.

(11) Incorporated by reference to Exhibit 2.15 to Interliant's Current Report on Form 8-K filed November 2, 2001.

____________

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            INTERLIANT, INC.



                                            By: /s/ Francis J. Alfano
                                                -------------------------------
                                                Francis J. Alfano
                                                Chief Financial Officer

November 9, 2001